SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 6)

                       America Online Latin America, Inc.
_______________________________________________________________________________

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
_______________________________________________________________________________

                         (Title of Class of Securities)

                                    02365B100
             _______________________________________________________

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
                _____________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 2002
                _____________________________________________________

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

CUSIP No. 02365B100                                             Page 2 of 16
-------------------                                             ------------


--------- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

            AOL Time Warner Inc.                        13-4099534
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS:
            WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)        [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION:
            Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
 NUMBER OF SHARES        7.    SOLE VOTING POWER
BENEFICIALLY OWNED    -------
BY EACH REPORTING              19,674,390(1)
   PERSON WITH        -------  -------------------------------------------------
                      -------  -------------------------------------------------
                         8.    SHARED VOTING POWER

                               136,551,706(2)
                     -------   -------------------------------------------------
                     -------   -------------------------------------------------
                         9.    SOLE DISPOSITIVE POWER

                               19,674,390
                     -------   -------------------------------------------------
                     -------   -------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER

                               136,851,706(3)
-------------------- -------   ------------------------------------------------
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      156,526,096
-------------------------------------------------------------------------------

 ______________

(1) Represents the number of shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $71,300,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624.

(2) Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

(3)  Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.

CUSIP No. 02365B100                                                Page 3 of 16
-------------------                                                ------------



-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [X]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      71.3%(4)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON:

      HC, CO
-------------------------------------------------------------------------------














































________________

(4) For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL) as of August 9, 2002 as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on August 14, 2002, (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options and (v) 19,674,390 shares of Class A Common Stock issuable upon conversion of AOL Time Warner's $71,300,000 11% senior convertible notes.

CUSIP No. 02365B100                                             Page 4 of 16
-------------------                                             ------------


-------------------------------------------------------------------------------
       NAME OF REPORTING PERSON

1.     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

       America Online, Inc.                      54-1322110
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) [x]
                (b) [ ]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
3.     SEC USE ONLY:

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS:

          Not Applicable
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

          [ ]


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 NUMBER OF SHARES       7.        SOLE VOTING POWER
BENEFICIALLY OWNED                0
 BY EACH REPORTING   ----------------------------------------------------------
    PERSON WITH
                        8.        SHARED VOTING POWER
                                  136,551,706(1)
                     ----------------------------------------------------------
                        9.        SOLE DISPOSITIVE POWER
                                  0
                     ----------------------------------------------------------
                       10.        SHARED DISPOSITIVE POWER
                                  136,851,706(2)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       136,851,706
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
            [x ]
-------------------------------------------------------------------------------





 _________________

(1) Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by AOL, (ii) 116,010,456 shares of Class A Common Stock in which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

(2) Calculated pursuant to Rule 13d-3, includes the 136,551,706 shares described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                             Page 5 of 16
-------------------                                             ------------




-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       68.5%(3)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON:
       CO
-------------------------------------------------------------------------------








































(3) For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                             Page 6 of 16
-------------------                                             ------------



     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 6 ("Amendment No. 6") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002 ("Amendment No. 4") and June 17, 2002 (as previously so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 13 to Amendment No. 4, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 6 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 6 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 400, Fort Lauderdale, Florida 33309.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last two paragraphs thereof:

     On July 10, 2002, AOL Time Warner purchased at par value $13,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Fourth Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

     On August 12, 2002, AOL Time Warner purchased at par value $13,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Fifth Tranche Notes") pursuant to a Note Purchase Agreement described in Items 4 and 6 using funds from AOL Time Warner's working capital.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting paragraphs 18 and 19 and adding the following new paragraph 18 in lieu thereof:

     AOL Time Warner has entered into a Note Purchase Agreement with AOL-LA, dated as of March 8, 2002 (as amended from time to time, the "Note Purchase Agreement"), for the purchase by AOL Time Warner (and/or its permitted assigns) of up to $160,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Initial

CUSIP No. 02365B100                                             Page 7 of 16
-------------------                                             ------------



Notes"). On March 11, 2002, AOL Time Warner purchased an initial tranche of $17,300,000 aggregate principal amount of the Initial Notes from AOL-LA (the "First Tranche Notes"). On May 20, 2002, AOL Time Warner and AOL-LA executed an amendment to the Note Purchase Agreement (the "Note Purchase Agreement Amendment") to substitute a revised form of Certificate of Amendment (as defined in Item 6) for the form attached to the Note Purchase Agreement initially executed. The Note Purchase Agreement Amendment is attached hereto as Exhibit
14. As more fully discussed in Item 6, after obtaining shareholder approval at its Annual Meeting of Stockholders held on July 31, 2002, AOL-LA filed the Certificate of Amendment with the Secretary of State of the State of Delaware on August 5, 2002. Among other things, the Certificate of Amendment increased the number of authorized shares and adjusted the liquidation preferences of the Series B Preferred Stock.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of August 9, 2002, as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on August 14, 2002, there were 67,070,065 shares of Class A Common Stock outstanding. No shares of AOL-LA's Series D Preferred Stock, Series E Preferred Stock, Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 199,921,771(1) and (ii) together with the 19,674,390 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of the First Tranche Notes, the Second Tranche Notes, the Third Tranche Notes, the Fourth Tranche Notes and the Fifth Tranche Notes (collectively, the "Tranche Notes") with respect to percentage ownership calculations made herein for AOL Time Warner, increase the number of Class A Common Stock outstanding to 219,596,161.

     As of the date hereof, the Reporting Persons (i) beneficially own 4,000,000 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 132,551,706 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.



_________________

(1) Includes (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                             Page 8 of 16
-------------------                                             ------------

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 300,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly, and Gerald Sokol, Jr., employees of AOL or AOL Time Warner, were each granted an option to purchase 60,000 shares of Class A Common Stock. Janice Brandt and Joseph Ripp, employees of AOL (each an "employee" and along with Messrs. Lynton, Kelly and Sokol, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his or her options to AOL Time Warner or AOL, as applicable. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of Amendments to the Statement, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 19,674,390 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of the Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Tranche Notes. As further described in Item 6, the Tranche Notes are convertible at any time into Applicable Shares (as defined in Item 6 of the Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share. As described in Item 6 below, prior to August 5, 2002, the Tranche Notes were convertible initially into shares of Series F Preferred Stock rather than Series B Preferred Stock.

     AOL and AOL Time Warner have shared power to vote and dispose of 4,000,000 shares of Class A Common Stock held by AOL, the 116,010,456 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 300,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. AOL Time Warner has sole power to vote and dispose of the 19,674,390 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of the Tranche Notes acquired by AOL Time Warner pursuant to the Note Purchase Agreement.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,851,706 shares of Class A Common Stock in the aggregate, or approximately 68.5% of the shares of Class A Common Stock currently outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, and the conversion of the Tranche Notes, AOL Time Warner would beneficially own 156,526,096 shares of Class A Common Stock in the aggregate, or approximately 71.3% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock

CUSIP No. 02365B100                                             Page 9 of 16
-------------------                                             ------------



options, AOL and AOL Time Warner would beneficially own approximately 41.3% and 47.3%, respectively, of the 331,130,155 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement, and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 111,413,994 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 34.9% of the 331,130,155 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 10.9% of the 331,130,155 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements, and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4

CUSIP No. 02365B100                                             Page 10 of 16
-------------------                                             -------------



and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting paragraph one and adding the following new paragraph one in lieu thereof:

     Upon the consummation of AOL-LA's initial public offering,  Michael Lynton,
J. Michael Kelly, and Gerald Sokol, Jr., each an employee of AOL or AOL Time Warner, were each granted an option to purchase 60,000 shares of Class A Common Stock at the offering price of $8.00. Janice Brandt and Joseph Ripp, employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA at the offering price of $1.49.

     Item 6 of the Statement is hereby amended by deleting paragraph nine and adding the following new paragraph nine in lieu thereof:

     On March 11, 2002, AOL-LA filed the certificate of designation with respect to the Series F Preferred Stock (the "Certificate of Designation") with the Secretary of State of the State of Delaware. This Certificate of Designation provided that any outstanding shares of Series F Preferred Stock shall be automatically converted into an equal number of shares of Series B Preferred Stock upon the approval by AOL-LA's shareholders and the subsequent filing by AOL-LA of a certificate of amendment (as amended by the Note Purchase Agreement Amendment, the "Certificate of Amendment") to the Restated Certificate of Incorporation of AOL-LA in the form attached as an exhibit to the Note Purchase Agreement to, among other things, increase the number of authorized shares and adjust the liquidation preferences of the Series B Preferred Stock. On August 5, 2002, after obtaining shareholder approval(1) at its Annual Meeting of
Stockholders held on July 31, 2002, AOL-LA filed the Certificate of Amendment with the Secretary of State of the State of Delaware. As a result, the Tranche Notes became convertible in accordance with their terms into Series B Preferred Stock.(2) Prior to August 5, 2002, the Tranche Notes were convertible into Series F Preferred Stock. On August 6, 2002, AOL-LA filed its Fourth Restated Certificate of Incorporation which incorporated, among other things, the changes made by the Certificate of Amendment.

     Item 6 of the Statement is hereby amended by deleting paragraph fifteen and adding the following new paragraph fifteen in lieu thereof:

     In connection with the Note Purchase Agreement, the Reporting Persons entered into a voting agreement, dated as of March 8, 2002 with ODC (the "ODC Voting Agreement") and a voting agreement, dated as of March 8, 2002 with Banco Itau, Banco Banerj, Banco Itau-Cayman and Itau Bank Limited (the "Itau Voting Agreement" and, together with the ODC Voting


___________________

(1) Approval of the Certificate of Amendment by a majority of the outstanding Series B Preferred Stock (all of which is held by AOL) voting as a separate class was also required to be obtained and was obtained prior to the Annual Meeting of Stockholders.

(2)  See  definition  of   "Applicable   Shares"  above  for  a  description  of
circumstances in which the Tranche Notes would become convertible into a series or class of capital stock of AOL-LA other than Series B Preferred Stock.

CUSIP No. 02365B100                                             Page 11 of 16
-------------------                                             -------------

Agreement, the "Voting Agreements"), pursuant to each of which the parties thereto, subject to certain conditions, agreed to vote all shares of AOL-LA's capital stock owned by them in favor of certain proposals to be presented at a meeting of the holders of AOL-LA's stockholders, including a proposal to amend the Restated Certificate of Incorporation of AOL-LA in order to change the liquidation preference of the Series B Preferred Stock. These proposals were to be effected in the form of the Certificate of Amendment that was attached to the Voting Agreements. The Voting Agreements were amended on May 20, 2002 to substitute a revised form of Certificate of Amendment for the form attached to the Voting Agreements initially executed. Upon approval of the above-referenced proposals by the stockholders on July 31, 2002 and the subsequent filing of the Certificate of Amendment on August 5, 2002, the Tranche Notes became convertible in accordance with their terms into shares of Series B Preferred Stock.(3)

Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by deleting Exhibit Number 10 and adding the following in lieu thereof:

        10. America Online Latin America, Inc.'s Fourth Restated Certificate of Incorporation (filed as Exhibit 3.1 to America Online Latin America, Inc.'s Quarterly Report on Form 10-Q filed on
             August  14,  2002 and  incorporated  by reference herein).


     Item 7 of the Statement is hereby amended by adding the following as the last Exhibits thereof:

        14. Amendment No. 1 to the Note Purchase Agreement, dated as of May 20, 2002, between AOL Time Warner Inc. and America Online Latin America, Inc.

        15. Amendment dated as of May 20, 2002 to the Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.

        16. Amendment dated as of May 20, 2002 to the Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, and Itau Bank Limited.



(3)  See  definition  of   "Applicable   Shares"  above  for  a  description  of
circumstances in which the Tranche Notes would become convertible into a series or class of capital stock of AOL-LA other than Series B Preferred Stock.

CUSIP No. 02365B100                                             Page 12 of 16
-------------------                                             -------------




                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 AOL TIME WARNER INC.



                                By:      /s/Wayne H. Pace
                                         ____________________________
                                Name:    Wayne H. Pace
                                Title:   Executive Vice President and
                                         Chief Financial Officer
                                Date:    August 29, 2002



                                 AMERICA ONLINE, INC.



                                By:      /s/Joseph A. Ripp
                                         ____________________________
                                Name:    Joseph A. Ripp
                                Title:   Executive Vice President and
                                         Chief Financial Officer
                                Date:    August 29, 2002

CUSIP No. 02365B100                                             Page 13 of 16
-------------------                                             -------------


                                   SCHEDULE I

            ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU GROUP
                      AND THE BANCO ITAU REPORTING PERSONS



Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
176 Rua Boa Vista
01014-913 Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

CUSIP No. 02365B100                                             Page 14 of 16
-------------------                                             -------------


                                   SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors
__________________

Name and Title              Present Principal Occupation

Stephen M. Case             Chairman of the Board; AOL Time Warner Inc.
Richard D. Parsons          Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack           Vice Chairman; AOL Time Warner Inc.
R.E. Turner                 Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson           Chairman of the Board and Chief Executive Officer;
                            XO Communications, Inc.
                            11111 Sunset Hills Road
                            Reston, VA 20190
                            (a broadband and communications company)
James L. Barksdale          President and Chief Executive Officer of
                            Barksdale Management Corporation
                            800 Woodland Parkway
                            Suite 118
                            Ridgland, MS 39157
Stephen F. Bollenbach       President and Chief Executive Officer;
                            Hilton Hotels Corporation
                            9336 Civic Center Drive
                            Beverly Hills, CA 90210
Frank J. Caufield           Partner;
                            Kleiner Perkins Caufield & Byers
                            Four Embarcadero Center
                            San Francisco, CA 94111
                            (a venture capital partnership)
Miles R. Gilburne           Principal; ZG Ventures L.L.C.
                            1250 Connecticut Avenue
                            Washington, D.C. 20036
Carla A. Hills              Chairman and Chief Executive
                            Officer; Hills & Company 1200 19th
                            Street, NW Washington, DC 20036
                            (international trade and investment
                            consultants)

CUSIP No. 02365B100                                             Page 15 of 16
-------------------                                             -------------


Reuben Mark                 Chief Executive Officer;
                            Colgate-Palmolive Company
                            300 Park Avenue
                            New York, NY 10022
                            (consumer products)
Michael A. Miles            Former Chairman of the Board and
                            Chief Executive Officer of Phillip
                            Morris Companies Inc.; Director of
                            Various Companies
                            c/o AOL Time Warner Inc.
Franklin D. Raines          Chairman and Chief Executive
                            Officer; Fannie Mae 3900 Wisconsin
                            Avenue, NW Washington, DC 20016-2806 (a
                            non-banking financial services company)
Francis T. Vincent, Jr.     Chairman of Vincent Enterprises
                            and Director of Various Companies;
                            290 Harbor Drive
                            Stamford, CT 06902
                            (a private investment firm)

Executive Officers Who Are Not Directors
________________________________________

Name                         Title and Present Principal Occupation

Jeffrey A. Bewkes            Chairman, Entertainment & Networks Group; AOL Time
                             Warner Inc.
Don Logan                    Chairman, Media & Communications Group; AOL Time
                             Warner Inc.
Paul T. Cappuccio            Executive Vice President, General Counsel and
                             Secretary; AOL Time Warner Inc.
Adolf R. DiBiasio            Executive Vice President of Strategy and
                             Investments; AOL Time Warner Inc.
Patricia Fili-Krushel        Executive Vice President of Administration; AOL
                             Time Warner Inc.
Robert M. Kimmitt            Executive Vice President, Global & Strategic
                             Policy; AOL Time Warner Inc.
Kenneth B. Lerer             Executive Vice President; AOL Time Warner Inc.
Michael M. Lynton            Executive Vice President and President,
                             International; AOL Time Warner Inc.
Wayne H. Pace                Executive Vice President and Chief Financial
                             Officer; AOL Time Warner Inc.
William J. Raduchel          Executive Vice President and Chief Technology
                             Officer; AOL Time Warner Inc.
Mayo S. Stuntz, Jr.          Executive Vice President; AOL Time Warner Inc.

CUSIP No. 02365B100                                             Page 16 of 16
-------------------                                             -------------


                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.

Board of Directors
___________________

Name and Title           Present Principal Occupation

Paul T. Cappuccio        Executive Vice President, General Counsel and
                         Secretary,
                         AOL Time Warner Inc.
                         75 Rockefeller Plaza
                         New York, New York 10019
J. Michael Kelly         Chief Operating Officer; America Online, Inc.
Wayne H. Pace            Executive Vice President and Chief Financial Officer;
                         AOL Time Warner Inc.
                         75 Rockefeller Plaza
                         New York, New York 10019

Executive Officers Who Are Not Directors
________________________________________

Jonathan F. Miller       Chairman and Chief Executive Officer; America Online,
                         Inc.
Janice Brandt            Vice Chair and Chief Marketing Officer; America Online,
                         Inc.
Theodore J. Leonsis      Vice Chair, Advanced Services Group; America Online,
                         Inc.
Raymond J. Oglethorpe    President; America Online, Inc.
Randall J. Boe           Executive Vice President, General Counsel and
                         Secretary; America Online, Inc.
John M. Buckley          Executive Vice President, Corporate Communications;
                         America Online, Inc.
Joseph A. Ripp           Executive Vice President and Chief Financial Officer;
                         America Online, Inc.
James E. de Castro       President, Interactive Services; America Online, Inc.
David A. Lebow           Executive Vice President, Programming and Strategy;
                         America Online, Inc.
Martin R. Fisher         President, Technology Department; America Online, Inc.
David A. Gang            Executive Vice President,  Product Marketing and
                         President, AOL Strategic Business Solutions;
                         America Online, Inc.
Lisa A. Hook             President, AOL Anywhere/AOL Broadband; America Online,
                         Inc.
Michael M. Lynton        President, AOL International; America Online, Inc.
Joseph M. Redling        President, Marketing; America Online, Inc.
Robert B. Sherman        President, Interactive Marketing; America Online, Inc.
Peter B. Ashkin          Executive Vice President, Technology Assessment;
                         America Online, Inc.
James P. Bankoff         Executive Vice President, Operations, Interactive
                         Services; America Online, Inc.
Joel M. Davidson         Executive Vice President, AOL Web Properties; America
                         Online, Inc.
Matthew R. Korn          Executive Vice President, Network and Data Center
                         Operations; America Online, Inc.
Neil Smit                Executive Vice President, Member Services; America
                         Online, Inc.
Thomas R. Colan          Senior Vice President, Controller and Treasurer;
                         America Online, Inc.

                                 EXHIBIT INDEX


Exhibit No.  Description



  14. Amendment No. 1 to the Note Purchase Agreement, dated as of May 20, 2002, between AOL Time Warner Inc. and America Online Latin America, Inc.

  15. Amendment dated as of May 20, 2002 to the Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.

  16. Amendment dated as of May 20, 2002 to the Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, and Itau Bank Limited.